Mail Stop 3561

September 25, 2008

Via U.S. Mail and Facsimile

Dana A. Marshall
Chief Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, Arizona 85714

> RE: Applied Energetics, Inc.
> Form 10-K for the fiscal year ended December 31, 2007
>
> **File No. 001-14015**

Dear Mr. Marshall:

We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Note 6. Property and Equipment, page F-16

1. We note that you have reported significant net operating losses and negative cash flows from operations since 2005. Also, we note that no impairment charges have been recorded for property and equipment during any of the periods in the three years ended December 31, 2007. Based on your history of losses and negative cash flows from operations, it appears that pursuant to paragraph 8(e) of SFAS No. 144 an impairment test should have been performed for property and equipment during the year ended December 31, 2007. In this regard, please advise us of the date of your property and equipment impairment test for the fiscal year ended December 31, 2007. If no impairment test was completed during this period, please explain why this was not performed pursuant to paragraph 8(e) of SFAS No. 144. Furthermore, provide us with a summary of material relevant facts, assumptions, and estimates you considered in the impairment analysis on an individual asset group basis, and for those long lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets was necessary for the year ended December 31, 2007.

Note 9. Stockholders' Equity, page F-17

2. We note that you issued Redeemable Convertible Preferred Stock (the "Series A Preferred Stock"), which appears to have a redemption date other than that described in page F-18. In this regard, please tell us if the Series A Preferred Stock is redeemable (1) at a fixed or determinable price on a fixed or determinable date, (2) at the option of the holder, or (3) upon the occurrence of an event that is not solely within the control of the company. If so, please explain how you consider EITF D-98 in assessing your balance sheet classification of the Series A Preferred Stock.

Form 10-Q for the quarterly period ended June 30, 2008

Note 4- Securities Available for Sale, page 7

3. In light of your recent history of operating losses and negative cash flows from operations, please revise future filings to expand your discussion regarding your auction rate securities to explain why you believe you have the ability to hold these investments on a long-term basis.

4. We note that you refer to engaging a third party expert valuation firm in note 4 on page 7. In future filings please delete the reference to the "3rd party expert valuation firm" or provide a consent from that valuation firm as an exhibit to your periodic filings.

Note 5. Property and Equipment, page 7

5. We note the disclosure included in Note 5 indicating that the Company purchased its principal office, manufacturing, storage, and primary research and development facility from Columbia Tucson, LLC at a purchase price of $2.2 million. We also note that Columbia Tucson, LLC is owned by certain of the Company's current and former executive officers and by certain of the Company's principal shareholders. Please tell us how the purchase price paid by the Company for this property compared to its estimated fair value at the date it was purchased. Also, if the purchase price paid for this property was estimated to be its estimated fair value, please explain in further detail how this fair value estimate was determined. We may have further comment upon receipt of your response.

Exhibit 99.1

6. We note the disclosure of the non-GAAP measure "EBITDA." Please revise future flings to include the disclosures required by Item 10(e) (i) C and D of Regulation S-K. These disclosures should include a discussion as to why management believes presentation of the non-GAAP measure is useful to investors and how the measure is used by the Company's management.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Kenneth M. Wallace, Chief Financial Officer
(520) 622-3835